SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-147980

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________________
________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	OriginOil, Inc.
Former name if applicable
Address of principal executive office	5645 W Adams Blvd
City, state and zip code	Los Angeles, CA 90016

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant year has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

T. Riggs Eckelberry	(323) 939 6645
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒ Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

OriginOil, Inc.
Name of Registrant as Specified in Charter.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2012	By:	/s/ T. Riggs Eckelberry
Name: T. Riggs Eckelberry
Title: Chief Executive Officer

Attachment A

OriginOil Inc. (“we” or “us”) anticipates that it will report significant changes in its results of operations for the year ended December 31, 2011 as compared to the same period in the prior fiscal year.

Based on information available to us at this time, revenue for the year ended December 31, 2011 increased to $180,000 as compared to $45,500 for the year ended December 31, 2010. To date we have had minimal revenues due to our focus on product development and testing. Revenues earned were part of a purchase order from MBD Energy for a Single Step Extraction™ System and additional piece of equipment. General and administrative expenses increased by $398,115 to $4,213,453 for the year ended December 31, 2011, compared to $3,815,338 for the year ended December 31, 2010. The increase in general and administrative expenses was due primarily to an increase in professional fees, and non-cash stock compensation cost. Research and development cost increased by $483,402 to $1,145,749 for the year ended December 31, 2011, compared to $662,347 for the year ended December 31, 2010. The increase in research and development costs was primarily due to an increase in salaries, consultant fees and outside services. Our net loss increased by $1,168,443 to $5,649,043 for the year ended December 31, 2011, compared to $4,480,600 for the year ended December 31, 2010. The majority of the increase is due to an increase in professional fees and research and development fees. Currently operating costs exceed revenue because sales are not yet sufficient to cover costs. We cannot assure when or if revenue will exceed operating costs.

The foregoing is qualified in its entirety by reference to our audited financial statements for the year ended December 31, 2011, to be filed in our Annual Report on Form 10-K for the year ended December 31, 2011.

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